UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                                   VoIP, Inc.
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                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
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                         (Title of Class of Securities)

                                  928628 10 6
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                                 (CUSIP Number)

                                David S. Montoya
                            Chief Financial Officer
                               14911 Quorum Drive
                                   Suite 140
                              Dallas, Texas 75240
                           Telephone: (972) 361-1980
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 5, 2005
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            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------                                ---------------------

CUSIP No. 928628 10 6                   13D
--------------------------                                ---------------------

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          NAME OF REPORTING PERSON
   1      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
          WQN, INC. (I.R.S. IDENTIFICATION NO. 000-27751)
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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                     (b) [ ]
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   3      SEC USE ONLY

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   4      SOURCE OF FUNDS

          OO
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   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                      [ ]
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

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          CITIZENSHIP OR PLACE OF ORGANIZATION
   6
          DELAWARE
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                                   SOLE VOTING POWER
     NUMBER OF             7
      SHARES                       10,239,100
   BENEFICIALLY        --------------------------------------------------------
     OWNED BY                      SHARED VOTING POWER
       EACH                8
     REPORTING                     - 0 -
      PERSON           --------------------------------------------------------
       WITH                        SOLE DISPOSITIVE POWER
                           9
                                   10,239,100
                       --------------------------------------------------------
                                   SHARED DISPOSITIVE POWER
                           10
                                   - 0 -
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  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          10,239,100
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  12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

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  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          17.7%
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  14      TYPE OF REPORTING PERSON

          CO
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


ITEM 1.  SECURITY AND ISSUER.

         The class of securities to which this statement relates is the common stock, par value $0.001 per share (the "VoIP Common Stock"), of VoIP, Inc., a Texas corporation ("VoIP"), whose principal executive offices are located at 12330 SW 53rd Street, Suite 712, Fort Lauderdale, Florida 33330.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This statement is filed by WQN, Inc., a Delaware corporation
("WQN").

         Annex A attached hereto contains the following information concerning each director, executive officer or controlling person of WQN: (i) name and residence or business address, (ii) principal occupation or employment and
(iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Annex A is incorporated herein by reference.

         (b) WQN's principal executive offices are located at 14911 Quorum Drive, Suite 140, Dallas, Texas, 75254.

         (c) Until recently, WQN was engaged in the business of providing Voice-Over-Internet-Protocol telephony international long distance services. Such services enable voice communications over the Internet by compressing voice into data packets that can be efficiently transmitted over data networks and then converted back into voice at the receiving end. As a result of the sale of WQN's Voice-Over-Internet-Protocol business, as described in Item 3 of this Schedule 13D, WQN has repositioned itself as a diversified operating company targeting the acquisition and operation of small and middle market growth-oriented companies, primarily focused in the financial services, technology/telecommunications, business services and business distribution and real estate industries.

         (d) During the last five years neither WQN nor, to the best of WQN's knowledge, any of the individuals referred to in Annex A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years neither WQN nor, to the best of WQN's knowledge, any of the individuals referred to in Annex A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect of such laws.

         (f) WQN is a Delaware corporation. To the best of WQN's knowledge, each of the persons named on Annex A is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On October 5, 2005, WQN completed the sale of its Voice-Over-Internet Protocol business (the "Sale") to VoIP Acquisition Company, a Delaware corporation and a wholly-owned subsidiary of VoIP (the "Purchaser"), pursuant to the Asset Purchase Agreement, dated as of August 3, 2005, by and among WQN, VoIP and the Purchaser (the "APA"). Pursuant to the APA, WQN received in connection with the Sale total consideration consisting of (i) a $3.7 million secured convertible promissory note issued by VoIP, (ii) 1,250,000 shares of VoIP Common Stock, (iii) a warrant to purchase 5,000,000 shares of VoIP Common Stock at an exercise price of $0.001 per share, and (iv) 500,000 shares of VoIP Common Stock for payment of certain working capital, plus the assumption of certain liabilities by VoIP.

         References to, and descriptions of, the Sale as set forth above in this Item 3 are qualified in their entirety by reference to the APA, which is attached as Exhibit 1 to this Schedule 13D and incorporated by reference in this Item 3 in its entirety where such references and descriptions appear.

ITEM 4.  PURPOSE OF TRANSACTION.

         The information set forth or incorporated by reference in Items 2, 3 and 6 of this Schedule 13D is hereby incorporated herein by reference.

         The acquisition of securities of VoIP as described in this Schedule 13D was made for investment purposes. WQN intends to monitor its investment in VoIP on a continuing basis in the ordinary course of business and depending upon the price of, and other market conditions relating to, the securities of VoIP, subsequent developments affecting VoIP, VoIP's business and prospects, other investment and business opportunities available to WQN, general stock market and economic conditions, tax considerations and other factors deemed relevant, WQN may decide to increase or decrease the size of its investment in VoIP.

         Other than as set forth in this Schedule 13D, WQN has no specific plans or proposals which would relate to or result in (except to the extent such actions may be requested in the future by VoIP):

         (a) the acquisition by any person of additional securities of VoIP, or the disposition of securities of VoIP;

         (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving VoIP or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of VoIP or any of its subsidiaries;

         (d) any change in the present board of directors or management of VoIP, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of VoIP;

         (f) any other material change in VoIP's business or corporate structure;

         (g) changes in VoIP's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of VoIP by any person;

         (h) causing a class of securities of VoIP to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of VoIP becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) any actions similar to those enumerated above.

         WQN reserves the right to formulate specific plans or proposals with respect to, or to change its intentions regarding, any or all of the foregoing.

         References to, and descriptions of, the Sale as set forth above in this Item 4 are qualified in their entirety by reference to the APA, which is attached as Exhibit 1 to this Schedule 13D and incorporated by reference in this Item 4 in its entirety where such references and descriptions appear.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) After receipt of consideration in connection with the Sale, WQN beneficially owns 10,239,100 shares of VoIP Common Stock. These shares consist of (i) 1,250,000 shares of VoIP Common Stock issued pursuant to the Sale, (ii) 5,000,000 shares of VoIP Common Stock issuable upon the exercise of a warrant to purchase VoIP Common Stock at an exercise price of $0.001 per share, (iii) 3,489,100 shares of VoIP Common Stock issuable upon the conversion of a convertible promissory note issued by VoIP to WQN in connection with the Sale, and (iv) 500,000 shares of VoIP Common Stock for payment of certain working capital. Based on the 57,990,075 shares of VoIP Common Stock that were issued and outstanding as of August 2, 2005, the 10,239,100 shares beneficially owned by WQN represented 17.7% of the issued and outstanding shares of VoIP Common Stock on such date. Hal H. Bibee, a director of WQN, also owns 350,000 shares of VoIP Common Stock, which are not included in the calculation of WQN's beneficial ownership of VoIP Common Stock. Except as described in this paragraph (a), to the knowledge of WQN, none of the persons set forth on Annex A beneficially owns any shares of VoIP Common Stock.

         (b) WQN has the sole power to vote or direct the voting of the shares of VoIP Common Stock and the sole power to dispose of, or to direct the disposition of, the shares of VoIP Common Stock.

         (c) Other than as set forth in this Schedule 13D, as of the date hereof, there have been no transactions in shares of VoIP Common Stock effected in the past 60 days by WQN or by any subsidiary of WQN or, to the best of WQN's knowledge, by any of WQN's executive officers or directors.

         (d) No other person is known by WQN to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of VoIP Common Stock obtainable by WQN as described in this
Schedule 13D.

         (e) Not Applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information set forth, or incorporated by reference, in Items 3 through 5 is hereby incorporated by reference.

         The following outlines certain agreements between WQN and VoIP with respect to the securities of VoIP, as set forth in the APA and certain related documentation.

Consideration Received in the Sale

         Pursuant to the APA, WQN received total consideration in the Sale of
(a) a secured convertible promissory note in the principal amount of $3.7 million issued by VoIP ("the Note"), (b) 1,250,000 shares of VoIP Common Stock,
(c) a warrant to purchase 5,000,000 shares of VoIP Common Stock at an exercise price of $0.001 per share (the "Purchase Warrant"), and (d) 500,000 shares of VoIP Common Stock for payment of certain working capital.

         The Note

         The Note will bear interest, beginning 90 days after the day of issuance, at a simple rate of 6% per annum. Following the occurrence and continuance of an event of default under the Note, and subject to any applicable cure periods, the interest rate will automatically increase to 12% per annum. Equal monthly payments of principal and interest will be due and payable each month commencing on the 120th day after the day of issuance of the Note.

         WQN will have the right to convert all or any portion of the then aggregate outstanding principal amount of the Note, together with accrued interest and outstanding fees, into (a) shares of VoIP preferred stock, if VoIP has filed a certificate of designation establishing VoIP preferred stock, or
(b) into shares of VoIP Common Stock, if VoIP has not filed a certificate of designation establishing VoIP preferred stock. If the Note is converted into shares of VoIP preferred stock, the number of shares of VoIP preferred stock into which the Note will be converted will be equal to (i) the sum of (x) the principal amount due under the Note, and (y) the amount of accrued but unpaid interest thereon (plus any outstanding fees), divided by (ii) ten (the "Conversion Amount"). If the Note is converted into VoIP Common Stock, the number of shares of VoIP Common Stock into which the Note will be converted will be equal to the product of (A) the Conversion Amount, and (B) 9.43. The Conversion Amount of the Note will be subject to adjustment for any stock splits, combinations, stock dividends or mergers, consolidations or sales of VoIP's assets. The Conversion Amount will also be subject to a weighted average adjustment for dilutive issuances (or deemed issuances) of VoIP Common Stock.

         Pursuant to the APA, any shares of VoIP preferred stock received upon conversion of the Note may be convertible into VoIP Common Stock at a conversion rate equal to (x) ten divided by (y) a conversion price of $1.06 per share (such that each share of VoIP preferred stock will be convertible into 9.43 shares of VoIP Common Stock).

         The Note will be automatically converted upon the filing of a certificate of designation establishing VoIP Series A Convertible Preferred Stock. The Note may not be paid prior to its scheduled maturity without the prior consent of WQN.

         The Purchase Warrant

         The Purchase Warrant will be exercisable at any time after its issuance until August 1, 2010 for up to 5,000,000 shares of VoIP Common Stock at an exercise price of $0.001 per share. Both the exercise price and the number of shares pursuant to which the Purchase Warrant is exercisable will be subject to adjustment in the event of certain fundamental changes involving the VoIP Common Stock (including stock splits, subdivisions or stock dividends on the VoIP Common Stock) and for dilutive issuances (or deemed issuances) of VoIP Common Stock. The Purchase Warrant also contains a "cash-less" exercise provision based on the closing or last sale price of the VoIP Common Stock, as measured on the day before exercise on VoIP's principal trading market.

         Price Guarantee

         The value of WQN's holdings in VoIP will be measured based upon the market value of the VoIP Common Stock on its principal trading market based upon the quoted closing price on each of the twenty trading days preceding May 26, 2006. WQN will be entitled to receive an additional amount of VoIP Common Stock if the value of the VoIP Common Stock (i) held by WQN, (ii) issuable upon exercise of the Purchase Warrant or conversion of the Note or the VoIP preferred stock received upon exercise of the Note or (iii) thereafter sold by WQN, is less than $5,000,000. To the extent the aggregate value so determined is less than $5,000,000, VoIP and Steven Ivester, VoIP's chief executive officer and largest shareholder, will issue to WQN additional shares of VoIP Common Stock equal to the difference (the "Makewell Shares") of such shortfall, using the same price per share on which the value of VoIP Common Stock was determined above. VoIP will be responsible for issuing 60% of the Makewell Shares, and Mr. Ivester will be responsible for transferring the balance from his personal holdings.

Registration Rights

         The 1,250,000 shares of VoIP Common Stock that WQN received and all shares issuable upon conversion of securities or exercise of warrants constitute restricted stock and are not freely tradable. Pursuant to the APA, if at any time during the two years after the consummation of the Sale, VoIP prepares and files one or more registration statements under the Securities Act of 1933, as amended, with respect to the public offering of its equity securities, other than a registration statement on Forms S-4, S-8 or similar form, VoIP must include in such registration statement such information as is required, and such number of shares of VoIP Common Stock, VoIP Common Stock held by WQN or any shares which WQN will have the right to obtain through exercise or conversion of the Note, the Purchase Warrant or otherwise, to permit a public offering of such shares of VoIP Common Stock; provided, however, that at any time after WQN has sold 1,250,000 shares pursuant to any such registration, the maximum number of shares that it may sell pursuant to any subsequent registration request shall not exceed 500,000 shares in any calendar quarter. Additionally, the shares WQN requests to be registered will be subject to cut-back, if in the opinion of the VoIP's managing underwriter, if any, for such offering, the inclusion of the shares requested to be registered, when added to the securities being registered by VoIP or the selling security holder(s) in the offering, would exceed the maximum amount of VoIP's securities that can be marketed without otherwise materially and adversely affecting the entire offering.

Board Observer; Board Member

         VoIP has agreed to nominate Mr. B. Michael Adler, WQN's chief executive officer prior to the consummation of the Sale and a current director of WQN, for election to, and use its best effort to cause Mr. Adler to be elected to, the board of directors of VoIP at the next annual meeting of stockholders of VoIP. Mr. Adler, upon election, will be designated Chairman of the board of directors. As Chairman, Mr. Adler will not be an executive officer of VoIP.

         WQN will have board observation rights for so long as WQN holds 10% or more of the outstanding VoIP Common Stock (or securities exercisable for, or convertible into, 10% or more of the outstanding VoIP Common Stock). WQN's observer will be entitled to attend all meetings of the board of directors of VoIP and receive the same information and materials as the other members of the board of directors in connection with such meetings; provided, that the observer may be excluded from all or part of any meeting (and may not receive materials) in order to preserve attorney client privilege, confidential information or trade secrets.

Non-Competition; Transition of Business

         Subject to certain limitations, WQN has agreed that, for a period of five years after the consummation of the Sale, it will not, directly or indirectly, (i) engage in a competing business anywhere in the United States, Latin America, Europe, India, Iran or Japan where the Voice-Over-Internet -Protocol business is conducted, whether such engagement shall be as owner, partner, agent, consultant or stockholder (except (i) as the holder of not more than one percent of the outstanding shares of a publicly held corporation and
(ii) as a holder in investment fund vehicles, in which WQN does not hold a controlling interest, or does not hold a position on the governing body thereof) or (ii) solicit the employment of or hire any person who is an employee or independent contractor of the Purchaser or its subsidiaries.

         WQN also agreed not to take any action designed or intended to have the effect of discouraging any lessor, licensor, customer, supplier or other business associate of WQN from maintaining the same business relationships with the Purchaser following the Sale as it maintained with WQN prior to the Sale. WQN will refer all customer inquiries relating to the business of WQN to Purchaser and Purchaser and VoIP will be entitled to access to WQN's offices, for a period of up to 180 days following the Sale, at a rate of $5,000 per month during each such month when such offices are actually utilized.

         References to the APA, the Note and the Purchase Warrant, as set forth above in this Item 6 are qualified in their entirety by reference to the copies thereof attached as Exhibits 1, 2 and 3 respectively, to this Schedule 13D, and are incorporated by reference in this Item 6 in their entirety where such references and descriptions appear. To the best of WQN's knowledge, except as described in this Schedule 13D, there are at present no other contracts, arrangements, understandings or relationships among the persons named in Item 2 above, and between any such persons and any person, with respect to any securities of VoIP.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit  Description

         1. Asset Purchase Agreement, dated as of August 3, 2005, by and among WQN, VoIP and Purchaser (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by WQN on August 9, 2005).

         2. $3,700,000 Convertible Promissory Note executed by VoIP in favor of WQN, dated as of October 5, 2005.

         3. Common Stock Purchase Warrant to acquire 5,000,000 shares of VoIP Common Stock, executed by VoIP.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 17, 2005


                                            WQN, INC.


                                            By: /s/ David S. Montoya
                                                -------------------------------
                                                Name:  David S. Montoya
                                                Title: Chief Financial Officer

                                                                        ANNEX A

                    DIRECTORS AND EXECUTIVE OFFICERS OF WQN

         The name, business address, present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted of each of the directors and executive officers of WQN are set forth below. All of the persons listed below are citizens of the United States.

                        DIRECTORS (INCLUDING EXECUTIVE OFFICERS)

                                                                       Name, Principal Business
                                                                       and  Address of
                                                                       Corporation or Present
                                                                       Principal Organization in
                                                                       which such Employment
    Name                         Occupation or Employment              is Conducted
    ----                         ------------------------              ------------

Scott W. Hartman                 Chief Executive Officer               WQN, Inc.
                                                                       14911 Quorum Drive Suite 140
                                                                       Dallas, Texas 75240

David S. Montoya                 Chief Financial Officer               WQN, Inc.
                                                                       14911 Quorum Drive Suite 140
                                                                       Dallas, Texas 75240

Robert A. Farmer (Chairman)      Private Investor                      WQN, Inc.
                                                                       14911 Quorum Drive Suite 140
                                                                       Dallas, Texas 75240

E. Denton Jones                  Private Investor                      WQN, Inc.
                                                                       14911 Quorum Drive Suite 140
                                                                       Dallas, Texas 75240

Elizabeth H. Buchler             Owner and Principal Broker            Real Estate Showcase
                                                                       5301 General Meyer Avenue
                                                                       New Orleans, Louisiana 70131


Hal H. Bibee                     Corporate Financial Consultant        Hal H. Bibee Company
                                                                       1550 Lovell Road
                                                                       Knoxville, Tennessee 37932

B. Michael Adler                 Private Investor                      WQN, Inc.
                                                                       14911 Quorum Drive Suite 140
                                                                       Dallas, Texas 75240